Exhibit 99.1

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

TORONTO, May 24, 2017 – Thomson Reuters Corporation (TSX / NYSE: TRI) today announced that it has received approval from the Toronto Stock Exchange (TSX) for the annual renewal of its normal course issuer bid (NCIB).

Under the renewed NCIB, up to 36 million common shares (representing approximately 5% of the company’s total outstanding shares) may be repurchased between May 30, 2017 and May 29, 2018.

For its current NCIB that expires on May 29, 2017, Thomson Reuters previously sought and received approval from the TSX to repurchase up to 37.5 million common shares. Of this amount, Thomson Reuters has repurchased approximately 35.3 million common shares through May 15, 2017 for a total cost of approximately US$1.5 billion, representing an average price of US$41.48 per share. Thomson Reuters repurchased the common shares through the facilities of the TSX, the New York Stock Exchange (NYSE) and other alternative trading systems through its broker. In addition, purchases of common shares were effected through private agreement purchases pursuant to issuer bid exemption orders granted by the Ontario Securities Commission in September 2016 and February 2017.

In February 2017, Thomson Reuters announced plans to repurchase up to an additional US$1.0 billion of its common shares. Through May 15, 2017, the company has repurchased approximately US$406 million of shares under this program. Decisions regarding any future repurchases, including the timing for completing the US$1.0 billion repurchase program, will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Under the renewed NCIB, shares may be repurchased in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if Thomson Reuters receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order will generally be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the renewed NCIB are limited to a maximum of 168,303 shares, which represents 25% of the average daily trading volume on the TSX of 673,214 for the six months ended April 30, 2017 (net of repurchases made by the company during that time period). On May 15, 2017, there were 720,549,940 Thomson Reuters common shares outstanding. Any shares that are repurchased will be cancelled.

From time to time, when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s plans to repurchase up to an additional $1 billion of its common shares. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com